BÖHLER UDDEHOLM 82-[4089]

PRESS RELEASE

- **Böhler-Uddeholm plans share split**
- **2005 strongest year in the history of the Company**
- **Further growth in sales expected for 2006**

Vienna, 31 March 2006 – The Management Board of Böhler-Uddeholm AG announced a stock split for the Company's shares at a press conference on the 2005 Business Year. After the Supervisory Board of Böhler-Uddeholm AG has approved this procedure, an appropriate motion will be placed before the shareholders for voting at the Annual General Meeting on 16 May 2006. Plans call for a 1:4 stock split and parallel share capital adjustment from the Company's own resources, so that share capital will then equal 2 € per share. If approval is received from the Annual General Meeting, the stock split will presumably take place in June 2006.

Record year in 2005
Claus J. Raidl, the Chief Executive of Böhler-Uddeholm AG, describes 2005 as a key milestone in the history of the Group: "We were able to record a significant improvement in sales and earnings, carried out a successful capital increase and further strengthened our Company through the acquisitions of Edelstahlwerke Buderus AG and Avesta Welding AB."

Sales rose from 1,934.0 m€ in 2004 by 35% to 2,607.1 m€ for the 2005 Business Year. A regional analysis of sales shows the following picture: the EU countries remained the most important market for Böhler-Uddeholm with 58% (58%) of Group sales, followed by the Americas with 23% (21%), Asia with 12% (13%), other European countries with 4% (4%), Australia with 2% (3%) and Africa with 1% (1%).

An analysis of Group sales by segment shows the High Performance Metals Division with 73.0% (72.0%), followed by the Welding Consumables Division with 12.3% (15.1%), the Precision Strip Division with 9.1% (8.5%) and the Special Forgings Division with 5.6% (4.4%).

Order intake remained high in fourth quarter 2005
The operating environment in the niche markets of the Böhler-Uddeholm Group was generally favourable for specialty steels and specialty steel products throughout 2005. This development is clearly reflected in order intake, which rose from 1,665.5 m€ by 28% to 2,136.4 m€. Demand was strongest in the growth markets of Asia and South America and satisfactory in the USA and Germany. All four divisions reported a strong rise in demand, even though the tool steel segment showed some weakness after the summer months. Most of the Group's production facilities operated at full capacity during the entire year, and order backlog rose from 505.3 m€ by 48% to 746.5 m€ as of 31 December 2005.

Significant increase in earnings

Earnings before interest and tax (EBIT) rose from 191.9 m€ in 2004 by 64% to 314.0 m€ for the reporting year. Over the past three years, Böhler-Uddeholm has recorded a nearly three-fold improvement in EBIT. The EBIT margin reached 12% for 2005, which is the highest EBIT margin ever reported by the Group for a full business year.

Earnings before tax (EBT) rose from 161.5 m€ by 77% to 286.4 m€. The tax rate for the Böhler-Uddeholm Group declined from 32% in the previous year to 27% in the reporting year. Net income showed a significant improvement, rising from 110.1 m€ by 89% to 208.1 m€. The Management Board will therefore recommend that the Annual General Meeting on 16 May 2006 approve an increase in the dividend from 4.40 € per share by 70% to 7.50 € per share.

Outlook on 2006

Böhler-Uddeholm expects a generally positive operating environment for the Group's major markets and customer industries in 2006. The aircraft and energy technology branches as well as the off-shore and chemical sectors should serve as the most important drivers for the development of business. However, foreign exchange rates, rising energy costs and the volatility of alloy prices represent the main risk factors for the Group.

Management expects a solid start during the first quarter of the current business year. A further increase in sales is forecasted for 2006 because of the first full-year consolidation of Edelstahlwerke Buderus AG and Avesta Welding AB. Böhler-Uddeholm will strive to maintain earnings in 2006 at the good levels of the previous year.

An important factor for the mid-term growth of the Group is its specially directed capital expenditure program, which focuses above all on the plant locations in Austria, Sweden, Brazil, Germany and China. During the 2005 Business Year, the total volume of investments rose from 79.1 m€ by 103% to 160.8 m€. Plans for 2006 call for capital investments of 180 to 200 m€. In addition, Böhler-Uddeholm will continue to analyze and evaluate potential acquisition candidates.

For additional information contact: BÖHLER-UDDEHOLM AG, Investor Relations & Corporate Communications, Randolf Fochler, Tel.: +43 1 798 69 01-22707

The annual report 2005 is available for download at www.bohler-uddeholm.com under "news & services"

Key Figures

in m€	2004	**2005**	Change
Net sales	1,934.0	**2,607.1**	35%
EBITDA	279.0	**404.9**	45%
EBIT	191.9	**314.0**	64%
EBT	161.5	**286.4**	77%
Net income	110.1	**208.1**	89%
Dividend per share in €	4.4	**7.5**	70%
Order intake	1,665.5	**2,136.4**	28%
Order backlog	505.3	**746.5**	48%
Employees	11,800	**13,835**	17%